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Reply Attention of: Robert Galletti Direct Telephone: (604) 973-0588 Email: rgalletti@wlmlaw.ca Our File No: 16093-001

August 18, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention: Pamela A. Long, Assistant Director

Dear Sirs:

Re:	TSG International Ltd. Registration Statement on Form S-1 Filed April 25, 2017 File No. 333-217451

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 18, 2017 (the “Comment Letter”) regarding the above-referenced Registration Statement of the Registrant filed with the Commission on April 25, 2017. In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No.2 (“Amendment No. 2”) to the Registration Statement.

The changes reflected in Amendment No.2 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Set forth below are the Company’s responses correspondingly numbered with the Staff’s comments as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in Amendment No. 1.

Financial Summary Information, page 6 etc.)

1.	As previously requested, please revise the column headers to indicate clearly which periods the income statement data cover (e.g., for the three months ended May 31, 2017). In addition, please revise to present consistently and accurately net loss, net loss per share, and negative working capital figures in parenthesis.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Response: The financial summary information contained in Amendment no. 2 has been updated as requested.

Consolidated Financial Statements

General

2.	You refer to TGS Building Products Ltd. or TGS Building as your predecessor company on page 32 of the amendment. Please tell us and disclose if you have succeeded to substantially all of operations of TGS Building as a result of your acquisition of TGS Building. In addition, please revise your consolidated statements of comprehensive loss and consolidated statements of cash flows on pages F-3 and F-5 to address the following items:

•	Present predecessor audited financial statements from its inception date of March 8, 2016 through the acquisition date of December 20, 2016.

•	Present successor audited financial statements from the acquisition date of December 20, 2016 through February 28, 2017 (fiscal year end). To the extent that you choose to use December 1, 2016 as the acquisition date for the financial statement purposes, please state that there was no material transaction between December 1, 2016 and December 20, 2016, if true.

•	Insert a vertical black line between the predecessor and successor columns to identify clearly the results of operations derived from each entity.

•	Predecessor and successor financial data should be clearly labeled as such.

•	Other sections within the filing (e.g., selected financial information on page 6) should be changed to address the presentation of the predecessor and successor.

Response: The registration statement employed the terminology “predecessor” colloquially to describe the relationship between TGS Building Products Ltd. (also referred to as TGS Alberta), (“Building”) and TGS International Ltd. (“International”). As reflected in Note 3 of the consolidated financial statements of International as at and for the period ended February 28, 2017, International acquired Building on December 21, 2016, which was accounted as a business combination, with December 21 being the date on which control was obtained by International (the effective date of acquisition). The fact pattern of control of Building and International before and after the acquisition of Building by International would not result in predecessor accounting, as Building has been consolidated from the effective date of acquisition, and there was no common control that was in existence between the two entities. The facts relevant to the determination that there was no common control immediately prior to the acquisition were as follows:

(i)	with respect to Building, there was a total of 200 shares issued and outstanding. The shareholders were Pui Shan Lam and Chung Szeto, each of whom owned 50% of the issued shares. These two shareholders were also directors of Building. There were no agreements in place that provided either individuals with any additional voting rights. Also, there was not any family relationship between Pui Shan Lam and Chung Szeto; and

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the Provinces of British Columbia and Alberta and the State of New York.

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(ii)	with respect to International, there was a total of 9,500,000 shares issued and outstanding. 4,000,000 shares were owned by Chung Szeto and 2,500,000 shares were owned by Sau Chun Yu. Chung Szeto is the spouse of Sau Chun Yu, and together they controlled approximately 68% of the issued shares of International. The board of directors of International was comprised of Chung Szeto and Sau Chun Yu, and there was no family relationship among them and Pui Shan Lam.

In determining whether common control exists between the groups involved in the companies we considered the voting ownership, groups of shareholders, composition of the board of directors, potential agreements that could give control (of which there are no such agreements) and family members that are involved in both companies. We have determined that Chung Szeto and Sau Chun Yu control International but as Chung Szeto does not unilaterally control Building either through voting shares, family members, agreements or board of director position we have judged that common control does not exist between Building and International.

Accordingly, Amendment no.2 has been updated to remove all references to TGS Building as the predecessor of TGS International, and all relevant disclosure has been appropriately adjusted.

3.	The consent from the auditor filed as exhibit 23.3 refers to an audit report dated June 26, 2017 that covers TGS Building’s financial statements from March 8, 2016 through December 20, 2016. However, the audit report does not appear to be included with the amendment. Please also provide an updated audit report for TGS International Ltd. for the period ended February 28, 2017 that makes reference to the June 26, 2017 audit report issued for the predecessor financial statements. Please make sure the audit report for TGS International Ltd. is dual dated since you revised the weighted average number of shares outstanding on the income statement subsequent to the audit. The related consent filed as exhibit 23.2 needs to be revised to refer to the dual dated audit report and be currently dated.

Response: A revised, dual dated audit report and corresponding consent has been included with Amendment No.2

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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4.	We note your response to prior comment 15 in which you indicate that the date of inception of TGS International Ltd. is December 1, 2016. However, we also note that you continue to make references to December 12, 2016 as the inception date on the face of your financial statements and throughout MD&A. Please revise as appropriate.

Response: Amendment no.2 has been appropriately revised.

5.	We note your response to prior comment 16. Please be advised that you are currently a private company filing your previously completed financial statements in an initial registration statement and therefore you are not considered an SEC filer as defined in ASC 855-10-20. As previously requested, please disclose the specific date through which subsequent events have been evaluated, and whether it is the date that the financial statements were issued or the date that the financial statement were available to be issued.

Response: Please note that subsequent events were evaluated up to April 17, 2017 which is the date that the Company’s February 28, 2017 audited financial statements were available to be issued. A corresponding note has been included as Note 6 to the February 28, 2017 audited financial statements.

Management’s Discussion and Analysis of Financial Position and Results of Operations, Page 31

6.	Your MD&A disclosure should not merely reiterate the information provided in your financial statements, but it should instead discuss factors that had a significant impact on your financial results, financial condition, and liquidity. Please be advised that the historical results of the predecessor and successor have to be separately disclosed and discussed in your MD&A.

Response: Management’s Discussion and Analysis of Financial Position and Results of contained in Amendment no.2 has been supplemented as requested. Please note, however, in light of our response to above comment 2, that comparative information for TGS Building has been removed from the statement of financial results.

7.	It appears that your disclosure on page 32 stating that you have working capital of approximately $4,903 as of May 31, 2017 is not consistent with your May 31, 2017 balance sheet. Please advise or revise as appropriate.

Response: The statement of working capital was made in error and has been corrected in Amendment no.2.

8.	Please revise your working capital table on page 33 to present consistently and accurately your negative working capital as of May 31, 2017.

Response: Amendment no.2 has been revised as requested.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Consolidated Interim Financial Statements

9.	Since you appropriately provided updated interim financial statements for TGS International Ltd. for the three month ended May 31, 2017, you are also required to provide comparative interim financial statements for your predecessor, TGS Building, for the period ended May 31, 2016. In addition, insert a vertical black line between the predecessor and successor columns to identify clearly the results of operations derived from each entity.

Response: In light of the Company’s response to above comment 2, predecessor financial information for TGS International Ltd. has been removed from Amendment no.2.

Exhibit 10.1

10.	Refer to comment 10 in our May 22, 2017 letter and section VI.7 of the marketing and sale agency agreement filed as exhibit 10.1. Please refile the exhibit in its entirety with the signatures of the authorized representatives of both parties.

Response: A complete version of exhibit 10.1 which includes conformed signatures has been refiled with Amendment no.2.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, W.L. MACDONALD LAW CORPORATION

	Per:	/s/ Robert Galletti
Robert Galletti

RG/ya

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.